Exhibit 12(b)
PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	6 Months
	Ended
	June 30,	Years Ended December 31,
	2014	2013	2012	2011	2010	2009
Earnings, as defined:
Income (Loss) from Continuing Operations Before
Income Taxes (a)	$(105)	$(371)	$738	$1,212	$881	$(13)
Adjustments to reflect earnings from equity method
investments on a cash basis				1	7	1
	(105)	(371)	738	1,213	888	(12)

Total fixed charges as below	82	226	238	259	426	364
Less:
Capitalized interest	11	36	47	47	33	44
Interest expense and fixed charges related to
discontinued operations				3	147	102
Total fixed charges included in Income (Loss) from
Continuing Operations Before Income Taxes	71	190	191	209	246	218

Total earnings	$(34)	$(181)	$929	$1,422	$1,134	$206

Fixed charges, as defined:
Interest charges (b)	$80	$207	$214	$223	$387	$321
Estimated interest component of operating rentals	2	19	24	36	38	42
Fixed charges of majority-owned share of 50% or
less-owned persons					1	1

Total fixed charges (c)	$82	$226	$238	$259	$426	$364

Ratio of earnings to fixed charges (d)	(0.4)	(0.8)	3.9	5.5	2.7	0.6

(a)
In September 2013, PPL Montana executed a definitive agreement to sell certain hydroelectric generating facilities.  The sale is not expected to close before the fourth quarter of 2014.  To facilitate the sale, in December 2013, PPL Montana terminated a lease agreement which resulted in a $697 million charge.  See Note 8 to the Financial Statements in PPL Energy Supply's 2013 Form 10-K for additional information.

(b)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(c)	Interest on unrecognized tax benefits is not included in fixed charges.
(d)
For the six months ended June 30, 2014, there was less than one-to-one coverage.  The amount of the deficiency, or the amount of fixed charges in excess of earnings, was $116 million.

2013 earnings were lower as a result of the PPL Montana lease termination referred to in (a) above, which resulted in less than one-to-one coverage.  The amount of the deficiency, or the amount of fixed charges in excess of earnings, was $407 million.

As a result of PPL Energy Supply's 2011 distribution of its interest in PPL Global to PPL Energy Funding and related reclassification of PPL Global's operating results as Discontinued Operations, earnings for 2009 were lower, which resulted in less than one-to-one coverage.  The amount of the deficiency, or the amount of fixed charges in excess of earnings, was $158 million.

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